Filed by Finisar Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Finisar Corporation

Commission File No. 000-27999

The following email communication was sent to employees of Finisar Corporation:

All,

I am excited to announce that we have decided to combine Finisar with one of the world’s longest standing technology companies, II-VI.  II-VI was founded in 1971 in Pennsylvania and has been our long term strategic supplier.  The combination of the two companies creates an industry leader that is second to none with annual revenues of over $2.5B.  The two companies will be able to leverage each other, taking advantage of the unique strengths present in both.  In that context, Finisar will continue to develop optical modules, WSS products and 3D Sensing arrays and will continue to manufacture in both Ipoh and Wuxi.

Our Senior Leadership team has been very impressed with our counterparts at II-VI.  They share many of our values and think about business in much the same way.  I believe that their team has been equally impressed with Finisar.  Some of the things that they have been particularly impressed with, aside from our terrific product offerings, are our supply chain, IT, and sales processes.  Although II-VI has the majority share of the combined entity, in many instances, they will be leveraging our best in class organizations, taking advantage of the infrastructure that has been built up over Finisar’s 30 year history.

The Finisar leadership team will be working with II-VI over the coming months to create a unified organization that will be second to none.  Our expectation is that the transaction will approximately 9 months to close.  During that time, Finisar will continue to operate independently and conduct our business accordingly.

I will hold a short all hands meeting today at 10AM PST.  All worldwide employees are invited to attend.  In addition, more detailed all hands meetings will be conducted on Monday at 10AM PST for US and European employees, 4PM PST for employees in Australia and Asia.

I am excited about the possibilities of the new company and look forward to speaking to you about it in the weeks and months ahead.

Regards,

Michael

Additional Information and Where to Find It

In connection with the proposed acquisition of Finisar Corporation (the “Company”) by II-VI Incorporation (“Parent”) pursuant to the terms of an Agreement and Plan of Merger by and among the Company, Parent and Mutation Merger Sub Inc. (“Merger Subsidiary”), Parent will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of the Company and a proxy statement and prospectus of Parent, which joint proxy statement/prospectus will be mailed or otherwise disseminated to the Company’s stockholders when it becomes available.  Investors are urged to read the joint proxy statement/prospectus (including all amendments and supplements) because they will contain important information.  Investors may obtain free copies of the joint proxy statement/prospectus when it becomes available, as well as other filings containing information about the Company and Parent, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ web sites at www.finisar.com and www.ii-vi.com.

Participants in Solicitation

The Company, Parent and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction.  Information about the Company’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on June 15, 2018, and the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on July 26, 2018. Investors may obtain more detailed information regarding the direct and indirect interests of Parent, the Company and their respective executive officers and directors in the acquisition by reading the preliminary and definitive joint proxy statement/prospectus regarding the transaction, which will be filed with the SEC.

Forward Looking Statements

This written communication contains forward-looking statements that involve risks and uncertainties concerning Parent’s proposed acquisition of the Company, the Company’s expected financial performance, as well as the Company’s strategic and operational plans. Actual events or results may differ materially from those described in this written communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the Company may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the reaction of customers to the transaction; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement.  In addition, please refer to the documents that the Company files with the SEC on Forms 10-K, 10-Q and 8-K. The filings by the Company identify and address other important factors that could cause its financial and operational results to differ materially from those contained in the forward-looking statements set forth in this written communication. All forward-looking statements speak only as of the date of this written communication or, in the case of any document incorporated by reference, the date of that document. The Company is under no duty to update any of the forward-looking statements after the date of this written communication to conform to actual results.